Vantage Phase I (Rendering)
South San Francisco, CA



Healthpeak
PROPERTIES

Investor Presentation

Healthpeak Properties

June 2022

Disclaimers

This Healthpeak Properties, Inc. (the "Company") presentation is solely for your information, is subject to change and speaks only as of the date hereof. This presentation is not complete and is only a summary of the more detailed information included elsewhere, including in our Securities and Exchange Commission ("SEC") filings. No representation or warranty, expressed or implied is made and you should not place undue reliance on the accuracy, fairness or completeness of the information presented.

Forward-Looking Statements
Statements contained in this presentation that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof.

Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) outlooks related to life science, medical office and CCRCs; and (iv) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions, dispositions and leasing activity, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this presentation, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and

regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings ("MOBs") are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Calculations
The estimated yields included in this presentation are calculated by dividing projected cash

net operating income (adjusting for the impact of upfront rental concessions) for the applicable properties by the aggregate purchase price or expected development costs, as applicable, for such properties. Newly acquired operating assets are generally considered stabilized at the earlier of lease up (typically when the tenant(s) control(s) the physical use of at least 80 of the space) or 12 months from the acquisition date. Newly completed developments are considered stabilized at the earlier of lease up or 24 months from the date the property is placed in service. Actual stabilized yields are calculated by dividing actual cash net operating income (adjusting for the impact of upfront rental concessions) by the aggregate purchase price or development costs, as applicable, for such properties.

The cash net operating income projections used in calculating the estimated yields included in this presentation are based on (i) information currently available to us, including, in connection with acquisitions, information made available to us by the seller in the diligence process, and (ii) certain assumptions applied by us related to anticipated occupancy, rental rates, property taxes and other expenses over a specified period of time in the future based on historical data and the Company's knowledge of and experience with the submarket. Accordingly, the estimated yields included in this presentation are inherently based on inexact projections that may be incorrect or imprecise and may change as a result of events or factors currently unknown to the Company. The actual yields for these properties may differ materially and adversely from the estimated yields discussed in this presentation based on numerous factors, including any difficulties achieving assumed occupancy and/or rental rates, development delays, unanticipated expenses not payable by a tenant, increases in the Company's financing costs, tenant defaults, the results of final purchase price allocations, as well as the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and its subsequent filings with the SEC. As such, we can provide no assurance that the yields for these properties will be consistent with the estimated yields set forth in this presentation.

Market and Industry Data
This presentation also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. Such data is often based on industry surveys and preparers' experience in the industry. Similarly, although Healthpeak believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and Healthpeak has not independently verified this information.

Non-GAAP Financial Measures
This presentation contains certain supplemental non-GAAP financial measures. While the Company believes that non-GAAP financial measures are helpful in evaluating its operating performance, the use of non-GAAP financial measures in this presentation should not be considered in isolation from, or as an alternative for, a measure of financial or operating performance as defined by GAAP. We caution you that there are inherent limitations associated with the use of each of these supplemental non-GAAP financial measures as an analytical tool. Additionally, the Company's computation of non-GAAP financial measures may not be comparable to those reported by other REITs. You can find reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures in the first quarter 2022 Discussion and Reconciliation of Non-GAAP Financial Measures available on our website.

Updates Since May 4th Earnings Call

Life Science Update	• Continued strong tenant demand with leasing ahead of 2022 budget; 99% same-store occupancy as of May 31; recent leasing updates include: ▪ 54,500 sq. ft. lease and 53,000 sq. ft. letter of intent (LOI) both to the same credit tenant at 65 Hayden at a blended ~38% cash mark-to-market (MTM) to backfill the early tenant vacate disclosed on 1Q 2022 conference call; this tenant also extended its existing 92,000 sq. ft. lease at 75 Hayden ▪ 147,000 sq. ft. lease to a credit tenant to backfill January 2023 expiration of two buildings currently leased by Rigel Pharmaceuticals, Inc. at PEAK's Oyster Point Campus in SSF at ~9% cash mark-to-market ▪ 15,500 sq. ft. lease ($112.50/sq. ft.) at 101 CambridgePark Drive bringing the development to ~100% pre-leased[1] ▪ 154,000 sq. ft. LOI with a credit tenant at Vantage Phase I development (LOI represents ~45% of total GLA) ▪ 165,000 sq. ft. renewal with Duke University in Durham, NC • Diverse and high-quality tenant base with ~65% of ABR from pharma, large & mid cap public biotechs, medical device, R&D, and university tenants
MOB Update	• Leasing volumes remain strong with a total of 365,000 sq. ft. new and renewal leases during April and May • 92% same-store occupancy as of May 31, consistent with March 31 • On-campus portfolio with ~80% retention; renewal leases on average 1.5x more profitable over a 5-year term compared to a new lease due to less downtime and capital
CCRC Update	• May Average Daily Census (ADC) occupancy of 81.1%, up 10 basis points from March ADC and up 120 bps from December 2021 ADC • Leading indicators (tours & leads) above 2019 averages; labor challenges easing with four consecutive months of net hiring and a reduction of contract labor beginning in April • Trailing twelve month non-refundable entry fee cash collections have outpaced GAAP / FFO / AFFO amortization by ~$20M
Oyster Point Campus Update	• Trophy 10-building life science campus located in South San Francisco adjacent to The Cove (see pages 15-18) • 183,000 sq. ft. expired 4Q 2021 and has been re-leased, 655,000 sq. ft. expires in phases through 1Q 2024; the remaining 85,000 sq. ft. of the 923,000 sq. ft. campus expires in late 2024 and beyond • Over 50% of expiring square footage has been re-leased or committed (LOI), including the majority of space expiring in the next 12 months • Redeveloping six buildings in order to capture optimal rents, resulting in near-term drag but will be significantly accretive upon stabilization in 2025
Development Platform	• Active $1.3B pipeline expected to generate a blended ~7% yield[2] and is 85% pre-leased / LOI; all projects have Guaranteed Maximum Price (GMP) contracts in place • Forecast ~$0.03 of net FFO per share earn-in from developments in each of 2022, 2023 and 2024; supply chain delays could lead to delayed recognition of revenue on certain of our near-term deliveries



(1) Life science space fully-leased; excludes 4,000 square foot retail space representing ~2% of GLA.
(2) See disclaimers on page 2 for a description of how we calculate yields.

Segment Updates

Life Science Operating Update

■ New, renewal, and development leasing demand remains strong

■ Second quarter leasing to date:

   □ ~505,000 sq. ft. of new / renewal leases signed, primarily to credit tenants
   □ ~15,500 sq. ft. development lease
   □ ~154,000 sq. ft. development LOI with a credit tenant

■ 99% same-store occupancy as of May 31

Same-Store Occupancy



Same-Store Cash NOI Growth[1]



(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Life Science Mega Campuses

Leasing Flexibility in Amenity Rich Settings

The Cove | 966K SF | 7 Properties | $75M Cash NOI

South San Francisco, CA

The Shore & Towers | 1.1M SF | 7 Properties | $56M Cash NOI

Brisbane, CA

Oyster Point | 923K SF | 10 Properties | $73M Cash NOI

South San Francisco, CA

Seaport Center | 643K SF | 15 Properties | $40M Cash NOI

Redwood City, CA

Torrey Pines Science Park | 699K SF | 10 Properties | $33M Cash NOI

Torrey Pines, CA

Torrey Pines Science Center | 495K SF | 7 Properties | $26M Cash NOI

Torrey Pines, CA

CambridgePark Drive | 449K SF | 3 Properties | $37M Cash NOI

Cambridge, MA

Hayden Research Center | 612K SF | 3 Properties | $34M Cash NOI

Lexington, MA

Cambridge Discovery Park | 607K SF | 4 Properties | $33M Cash NOI

Cambridge, MA

Nine select campuses totaling 6.5M square feet represent $408M of Cash NOI[1]


Healthpeak PROPERTIES

(1)   Cash NOI for in-process developments, redevelopments and Hayden Research Center based on projected stabilized Cash NOI. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Medical Office Operating Update

- On-campus portfolio combined with industry-leading Kingsley survey scores drive high retention rates
  - Retention is critical as renewal leases generally generate 50% more cash flow compared to new leases when factoring in lower capital cost and less downtime
    - On average, a new lease requires 2.25x more capital compared to a renewal lease, and ~1 year of additional downtime
- PEAK's historic retention rate is approximately 79%, primarily driven by on-campus MOBs
  - On-Campus MOBs: ~80%
  - Off-Campus – Affiliated: ~75%
  - Off-Campus – Unaffiliated: ~68%
- Leasing volumes remain strong with a total of 365,000 sq. ft. new and renewal leases during April and May
  - Over 70% of annual leasing target either executed or commenced as of the end of April
- Escalators on new leases are at or above the high end of our historical range
- 92% same-store occupancy as of May 31, consistent with March 31

TTM Tenant Retention Rate



Same-Store Cash NOI Growth[1]



(1)   Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.





















MOB Mega Campuses

PEAK MOB | Hospital

On-campus scale creates leasing flexibility with hospital systems and competitive advantages compared to other properties in the market

Medical City Dallas | 2.2M SF | 7 Properties | $44M Cash NOI

HCA | Dallas, TX

Swedish Medical Center | 610K SF | 6 Properties | $24M Cash NOI

Providence Health | Seattle, WA

Tristar Centennial | 837K SF | 9 Properties | $16M Cash NOI

HCA | Nashville, TN

Sky Ridge | 421K SF | 4 Properties | $10M Cash NOI

HCA | Denver, CO

The Woodlands | 418K SF | 4 Properties | $7M(1) Cash NOI

Memorial Hermann | Houston, TX

Swedish Medical Center | 311K SF | 4 Properties | $7M Cash NOI

HCA | Denver, CO

Patewood Campus | 384K SF | 4 Properties | $4M Cash NOI

Prisma Health | Greenville, SC

St. Matthews | 386K SF | 4 Properties | $7M Cash NOI

Norton Health | Louisville, KY

Southwest Plaza | 603K SF | 4 Properties | $6M(1) Cash NOI

Memorial Hermann | Houston, TX

Nine select campuses totaling 6.2M square feet represent $125M of Cash NOI(2)

Healthpeak® PROPERTIES

(1) Cash NOI shown at 100%; Healthpeak share of NOI at the campus is 51%.
(2) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

CCRC Operating Update

- Leading indicators (leads and tours) are above 2019 levels
- Non-refundable entry fee sales remain strong:
  - Cash collections exceeded GAAP / FFO / AFFO amortization for four straight quarters
  - 1Q 2022 entry-fee cash receipts up 42% and number of contracts sold up 20% year-over-year in 1Q 2022
- Positive net full-time hiring during 2022 should reduce usage of contract labor going forward
- May ADC occupancy of 81.1%, an increase of 10 basis points from March ADC

Net Full-Time Hiring by Month



(number of employees)
(56)
32
48
23
123
Jan
Feb
Mar
Apr
May

ADC Occupancy



80.6%
81.0%
81.0%
81.4%
81.1%
Jan
Feb
Mar
Apr
May

Select CCRC Campuses

Unique and differentiated form of senior housing offering a full continuum of care in large scale communities with very high barriers-to-entry

The Fairfax | $12M Cash NOI(1)


Washington, D.C.

Cypress Village | $12M Cash NOI(1)


Jacksonville, FL

Regency Oaks | $13M Cash NOI(1)


Clearwater, FL

Lake Seminole Square | $7M Cash NOI(1)


Tampa, FL

Portfolio of 15 CCRCs spanning over 700+ acres of in-fill land with $20 - $40 million of NOI upside as occupancy recovers

Healthpeak® PROPERTIES

(1) Excludes CARES Act grants. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Life Science
Tenant Overview

Life Science Tenant Overview: Detailed Breakdown[1][2]



R&D / University 7%
Office 3%
Tech 1%
Medical Device 7%
Pharma 13%
Large Cap Biotech 16%
Private Biotech 16%
Small Cap Biotech 16%
Mid Cap Biotech 20%

$561M ABR

Tenant Summary

- 200 tenants, with the top 25 representing 50% of ABR

- 75% of ABR from publicly-traded tenants

- ~60% of ABR from post-revenue biotech and other companies / institutions[3]

- ~3% of ABR from pre-clinical biotech tenants[4]

- Large Cap Biotech and Pharma percentages to increase with new leases / LOIs at the Oyster Point Campus, Hayden Research Campus, and Vantage Phase I development

PEAK publicly-traded biotech classification criteria:

- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

High-quality, diversified tenant base focused in the three core markets of South San Francisco, San Diego, and Boston

(1)   Average Base Rent (ABR) as of 3/31/2022 excluding recent leasing activity at 65 Hayden, Oyster Point, and developments.
(2)   Market caps for public biotech companies as of 5/31/2022.
(3)   Post-revenue defined as having sales from approved products.
(4)   Pre-clinical defined as not having started phase 1 of clinical trials (according to public information) and not having a mature stage parent company. Analysis excludes companies that are contract based in nature.


Healthpeak
PROPERTIES

Life Science Tenant Overview: Top 25 Tenants[1]

Rank	Parent Name	Classification	Remaining Lease Term	Markets	Market Cap ($M)	% of Sq. Ft.	% of ABR
1	Amgen[2]	Large Cap Biotech	2.3 years	Bay Area	$134,701	5.8%	9.1%
2	Johnson & Johnson[3]	Pharma	6.2 years	Bay Area / Boston	466,047	3.2%	3.8%
3	Bristol-Myers Squibb[4]	Large Cap Biotech	7.5 years	Bay Area	155,204	2.3%	2.9%
4	AstraZeneca[5]	Pharma	3.7 years	Bay Area	205,253	2.2%	2.5%
5	Arcus Biosciences	Mid Cap Biotech	9.8 years	Bay Area	2,243	2.3%	2.2%
6	Global Blood Therapeutics	Mid Cap Biotech	7.9 years	Bay Area	2,245	1.5%	2.2%
7	General Atomics	R&D	7.5 years	San Diego	Private	6.6%	1.9%
8	Rigel[6]	Mid Cap Biotech	0.8 years	Bay Area	513	1.4%	1.9%
9	Denali Therapeutics	Mid Cap Biotech	7.1 years	Bay Area	3,952	1.4%	1.9%
10	Myriad Genetics	Medical Device	3.9 years	Utah / Bay Area	2,017	2.7%	1.8%
11	Sorrento Therapeutics	Mid Cap Biotech	16.8 years	San Diego	783	2.0%	1.7%
12	NuVasive	Medical Device	12.9 years	San Diego	2,946	2.4%	1.6%
13	Fog Pharmaceuticals	Private Biotech	8.9 years	Boston	Private	1.1%	1.5%
14	Pacira	Mid Cap Biotech	8.2 years	San Diego	3,423	1.6%	1.5%
15	Adverum	Small Cap Biotech	9.8 years	Bay Area	129	1.1%	1.4%
16	Takeda	Pharma	6.6 years	Boston	43,816	1.7%	1.3%
17	ElevateBio	Private Biotech	7.9 years	Boston	Private	1.3%	1.3%
18	Alector	Mid Cap Biotech	7.1 years	Bay Area	1,169	1.0%	1.2%
19	Forrester Research	Office	4.9 years	Boston	1,078	1.8%	1.2%
20	Duke University	University	7.5 years	Durham	Private	1.6%	1.2%
21	Boston Dynamics	R&D	10 years	Boston	Private	1.7%	1.2%
22	Revolution Medicines	Mid Cap Biotech	11.7 years	Bay Area	1,893	1.0%	1.1%
23	Codiak	Small Cap Biotech	7.7 years	Boston	141	0.8%	1.1%
24	Synthego	Private Biotech	8.2 years	Bay Area	Private	0.8%	1.1%
25	Alphabet[7]	Large Cap Biotech	9.8 years	Bay Area	1,842,067	0.9%	1.1%
	Total Top 25					**50.3%**	**49.6%**

Aggregated for M&A; Top 25 tenants represent 50% of ABR, with ~85% of ABR from publicly-traded firms having market caps above $1B[8]

(1) Ranked by ABR. Tenant data as of 3/31/2022. Market caps as of 5/31/22. Excludes pre-leased development projects. (2) Consists of Amgen (Nasdaq:AMGN) and Five Prime Therapeutics, which Amgen acquired in 2021. (3) Consists of Johnson & Johnson (NYSE: JNJ), Janssen BioPharma, Inc. (acquired in 1961), and TARIS Biomedical, LLC (acquired in 2019). (4) Consists of Bristol-Myers Squibb (NYSE: BMY), MyoKardia, Inc. (acquired in 2020), Pharmion, LLC (acquired in 2019), and Juno (acquired in 2019). (5) Consists of AstraZeneca (LSE:AZN) and Portola Pharmaceuticals, Inc. (acquired in 2020). (6) Rigel lease expires in January 2023 and has been 100% re-leased to a large cap credit tenant. (7) Consists of Calico Life Sciences, LLC, a wholly-owned subsidiary. (8) Excludes Rigel as space expires in Jan 2023 and has been fully backfilled by a credit tenant.

Life Science Tenant Overview: Mark-to-Market Analysis

Category	Weighted Avg. Remaining Lease Term	Square Feet (in M)	% of Square Feet	ABR ($M)[1]	% of ABR	% MTM Opportunity[2]	Total MTM ABR ($M)
Pharma	6.0 years	1.2	12%	$72	13%	34%	$96
Large Cap Biotech	4.4 years	1.2	12%	$92	16%	10%	$102
Mid Cap Biotech	8.4 years	2.0	19%	$114	20%	29%	$146
Small Cap Biotech	5.9 years	1.4	14%	$90	16%	27%	$113
Private Biotech	6.7 years	1.4	13%	$88	16%	22%	$108
R&D and University	6.9 years	1.6	15%	$42	7%	24%	$52
Medical Device	5.8 years	1.1	10%	$42	7%	26%	$53
Office / Tech	3.5 years	0.6	5%	$22	4%	13%	$25
Total	**6.3 years**	**10.6**	**100%**	**$561**	**100%**	**25%**	**$695**

~25% portfolio mark-to-market (MTM), representing ~$135M, will support organic earnings growth over time as leases roll; Small Cap and Private Biotech have a combined ~$45M MTM opportunity



(1) Average Base Rent (ABR) as of 3/31/2022 excluding recent leasing activity at 65 Hayden (54,500 sq. ft. lease and 53,000 sq. ft. letter of intent (LOI) to the same credit tenant at a blended ~38% cash MTM to backfill the early tenant vacate disclosed on 1Q 2022 conference call) and development pre-leasing activity. Total may not sum due to rounding.
(2) MTM based on estimated market rents as of 5/31/2022 compared to in-place ABR as of 3/31/2022. Total may not sum due to rounding.

Oyster Point
Campus Update

Oyster Point Campus: Overview



Completed Leases / LOI **Future Spec Leases**

333 Oyster Pt. (122K SF)
331 Oyster Pt. (129K SF)
329 Oyster Pt. (85K SF)
1100 Veterans (103K SF)
1150 Veterans (88K SF)
1120 Veterans (86K SF)
1140 Veterans (68K SF)
1130 Veterans (95K SF)
1180 Veterans (74K SF)
1170 Veterans (73K SF)
The Cove

Campus Summary

- "Main and Main" location in South San Francisco along Oyster Point Blvd., benefiting from close proximity to 101 freeway and adjacent to The Cove

- Acquired campus in 2007 as part of the Slough acquisition

  □ 10 buildings totaling 923,000 sq. ft.

- Amgen[1] and Rigel have been tenants at the campus since 2001 and 2003, respectively

  □ Amgen recently exercised its option to terminate its leases on two buildings (1100 and 1120 Veterans Blvd.) subject to the advance notice requirements included in its 2019 lease amendment[2]

  □ Rigel and Amgen are expected to fully vacate the campus in phases through early 2024

Over 50% of expiring square footage is already re-leased or committed (LOI), including the majority of space expiring in the next 12 months

(1) Amgen acquired the original tenant, Tularik, Inc., in 2004.
(2) Please see Healthpeak press release *Healthpeak Announces Lease Amendment and Extension with Amgen in South San Francisco* dated 12/9/2019 for additional information.

Oyster Point Campus: Detailed Lease Terms / Assumptions

Address	Status	Square Feet (in 000)	Expiring NNN Lease Terms[1]			New NNN Lease Terms / Assumptions[2]				
			Current Tenant	Expiration Date	2021 Cash Rent (Monthly PSF)	New Tenant	Lease Start Date	Starting Cash Rent (Monthly PSF)	Downtime (months)	Capital Spend (in $M)
1130 Veterans Blvd[3]	Leased	95	Amgen	12/31/21	$7.02	Large Cap	1/1/22	$5.30	0	$3
1150 Veterans Blvd[4]	Leased	88	Amgen	12/31/21	$5.45	Mid Cap	9/1/22	$6.40	8	~$15
1170 Veterans Blvd[5]	Leased	73	Rigel	1/31/23	$5.97	Large Cap	2/1/23	$6.50	0	$2
1180 Veterans Blvd[6]	Leased	74	Rigel	1/31/23	$5.97	Large Cap	8/1/23	$6.50	6	~$10
329 Oyster Point Blvd[7]	Leased	85	Various	2024+	$6.08	Large Cap	In-Place Long-Term Leases			
333 Oyster Point Blvd[8]	LOI	122	Amgen	12/31/23	$6.99	Mid Cap	1/1/24	$7.00-7.50	0	$5
1140 Veterans Blvd[6][9]	Spec Leasing	68	Amgen	12/31/22	$7.14	TBD	1/1/24	$7.00-7.50	12	~$10-15
331 Oyster Point Blvd[6][9]	Spec Leasing	129	Amgen	12/31/23	$6.99	TBD	10/1/24	$7.00-7.50	12	~$15-20
1100 Veterans Blvd[6][9][10]	Spec Leasing	103	Amgen	1/31/24	$7.14	TBD	1/1/25	$7.00-7.50	12	~$15-20
1120 Veterans Blvd[6][9][10]	Spec Leasing	86	Amgen	1/31/24	$7.14	TBD	5/1/25	$7.00-7.50	12	~$10-15

(1) All leases are NNN with annual escalators ranging between 2.8% to 4.0%.
(2) All leases are NNN, with 0 to 3 months of free rent, annual escalators of 3.5% and 10-year lease terms.
(3) New Large Cap tenant was a subtenant in the building; new lease terms were agreed to in May 2022.
(4) Rentable square feet of property increased to 88K sq. ft. with new lease; property was placed in redevelopment in 1Q 2022 and is fully leased to a Mid Cap tenant.
(5) Large Cap tenant is a subtenant in the building and has now signed a full building lease.
(6) As a result of expected significant capital investment, property expected to be placed in redevelopment upon expiration of existing lease.
(7) Multi-tenant building with Large Cap tenant (30K SF / March 2024 expiration / $5.35 in-place monthly rent PSF) and Large Cap tenant (55K SF / March 2031 expiration / $6.47 in-place monthly rent PSF) as tenants.
(8) New Mid Cap tenant is currently a subtenant in the building.
(9) Lease assumptions are based on best estimates and subject to change based on market conditions.
(10) In 2Q 2022, Amgen provided notice of their intent to terminate the leases as of 1/31/2024 per the lease amendment disclosed in December 2019.

Oyster Point Campus: Financial Summary

- Campus expected to experience downtime from re-leasing and TI build-outs before stabilizing in 2025 with ~$21M of NOI upside versus 2022

NOI[1]



Year-Over-Year Change in NOI



(1)   See page 17 for detailed lease terms and future leasing assumptions for the Oyster Point campus. NOI is defined as real estate rental and related revenues, including straight-line rents, less property level operating expenses. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.
(2)   2022 financial impact previously incorporated into original FY 2022 Guidance range.



Development Platform

Developments 73% Pre-Leased with an Additional 12% Under LOI



The Boardwalk | San Diego, CA

Cost: $52M[1] | 100% Pre-Leased



The Shore Phase II | Brisbane, CA

Cost: $222M[2] | 100% Pre-Leased



Vantage Phase I | South San Francisco, CA

Cost: $393M | 45% LOI



Sorrento Gateway | San Diego, CA

Cost: $117M | 100% Pre-Leased



Callan Ridge | San Diego, CA

Cost: $140M | 100% Pre-Leased



Nexus on Grand | South San Francisco, CA

Cost: $162M | 100% Pre-Leased



101 CambridgePark Drive | Cambridge, MA

Cost: $180M | 100% Pre-Leased[3]

(1) Total project capacity and development costs for The Boardwalk are 192,000 square feet and $182 million, respectively, including 118,000 square feet / $130 million placed in service in 1Q 2022, which includes $34 million related to the redevelopment property's original basis prior to commencing the project. During the quarter, The Boardwalk development generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $1.0 million and $0.5 million, respectively.
(2) Total project capacity and development costs for The Shore at Sierra Point – Phase II are 298,000 square feet and $337 million, respectively, including 66,000 square feet / $75 million placed in service in 4Q 2021 and 36,000 square feet / $40 million placed in service in 1Q 2022. During the quarter, The Shore at Sierra Point – Phase II generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $1.9 million and $0.7 million, respectively.
(3) Life science space fully leased; excludes 4,000 square foot retail space representing ~2% of GLA.

Healthpeak PROPERTIES

Value-Creation and Earn-in From Development

- Expect significant value-creation and earnings growth from development activities
- FFO earn-in based on our current estimates but could fluctuate based on supply chain delays impacting construction and completion of tenant improvements

Composition

Project	Recently Delivered ($M)	Active Pipeline ($M)	Total Cost ($M)	Blended Stabilized Yield[1]	% Leased / LOI	Initial Occupancy
The Shore - Ph II	$115	$222	**$337**		100%	4Q21 / 1H22
The Shore - Ph III	92	-	**92**		100%	1Q22
The Boardwalk	130	52	**182**		100%	1Q22 / 2Q22
3 HCA Developments	68	-	**68**		61%	1Q22
101 CambridgePark[2]	-	180	**180**		100%	4Q22
Nexus on Grand	-	162	**162**		100%	2Q23
Sorrento Gateway	-	117	**117**		100%	2Q23
Callan Ridge	-	140	**140**		100%	2Q23
Vantage - Phase I	-	393	**393**		45%	3Q23
Total / Wtd Avg.	**$405**	**$1,265**	**$1,670**	**~7%**	**85%**	

NAV Value Creation[3]

($ in millions)



Year-Over-Year Net FFO / Accretion per share[4]



Development pipeline a driver of value creation and earnings growth

(1) See disclaimers on page 2 for a description of how we calculate stabilized yield.
(2) Life science space fully leased; excludes 4,000 square foot retail space representing ~2% of GLA.
(3) Value creation defined as the undiscounted stabilized Cash NOI divided by current market cap rate less total development costs. Assumes market cap rates of 4.0% - 4.5% (except for the 3 HCA MOB developments where the cap rate range is 4.75% - 5.25%).
(4) Estimated year-over-year net contribution to FFO as Adjusted calculated as NOI plus capitalized interest less an imputed 5.5% cost of capital on cumulative spend and land basis.

Development, Redevelopment & Densification Pipeline

Underway and Near Term Starts

Vista Sorrento Development | San Diego

- Two covered land parcels totaling 10 acres, acquired in 2021 and 2022, located between two existing PEAK campuses with visibility from Interstate 805
- Seeking entitlements to build ~250,000 square feet of lab; expect to commence Phase I in 2023

Vantage Ph II & III Development | S. San Francisco

- Additional phases to be developed on the 19 acre site over time, based on tenant demand, to ultimately create a campus totaling one million square feet based on existing zoning, with the potential for significantly more subject to entitlements
- Phase II expected to start mid-to-late 2023

Oyster Point Redevelopment | S. San Francisco

- 20+ year old 923,000 sq. ft. campus in the heart of South San Francisco and adjacent to The Cove
- Reposition campus to create newly redeveloped space in a Main & Main location

Pointe Grand Redevelopment | S. San Francisco

- ~31 acre site located adjacent to Vantage development site
- Multi-year redevelopment as leases expire while retaining densification opportunity over time

Intermediate Starts

Alewife Development / Densification | Cambridge

- 36 acres comprised of future development parcels and core operating assets
- Working closely with local stakeholders on a comprehensive zoning amendment aimed at expanding and enhancing a vibrant, mixed use area to further Cambridge's global leadership in technology and life science

The Towers Densification | Brisbane

- Potential to transform surface parking into Class A life science
- Site is adjacent to The Shore at Sierra Point development


Vista Sorrento | San Diego, CA


Vantage | South San Francisco, CA


Alewife | Cambridge, MA

Actively pursuing pre-development activities on land we own and control today with future starts based on entitlements and tenant demand

Healthpeak® PROPERTIES

Advancing ESG









Commitment to Environmental, Social, and Governance Initiatives

We believe that ESG initiatives are a vital part of our corporate responsibility

Environmental

Long-Term Science-Based Greenhouse Gas (GHG) Emissions Reduction Goals

- In collaboration with the Science-Based Targets initiative, in 2019, established 15-year Scope 1 and Scope 2 GHG emissions reduction targets to reduce global footprint

2018
2033

Goal:
37.5% Scope 1 and Scope 2 GHG Emissions Reduction by 2033

Energy and Water Savings

- Established New 2030 Long-Term Goals for Energy (15%) & Water Savings, Landfill Diversions and Recycling (10%)

2022 ENERGY STAR Partner of the Year Award

ENERGY STAR AWARD 2022
PARTNER OF THE YEAR

Social

Gender Diversity[1]

43%
Female Workforce

Racial/Ethnic Diversity[1]

35%
Racially/Ethnically Diverse Workforce

We Stand Together Initiative

- Advanced our company-wide initiative to enhance racial diversity, awareness and education within our Company and in our communities

Governance

Corporate Governance Highlights

- All directors, other than our CEO, are **independent**, including an Independent Chairman and Vice Chair
- Average Board tenure of **seven and a half years**
- Board **diversity**, including four female directors and two racially/ethnically diverse directors
- **Anti-hedging, anti-pledging,** and **clawback policies**
- Robust executive officer and director **stock ownership guidelines**
- Director **term limit** policy to ensure orderly Board refreshment
- **Stockholder proxy access** right reflecting market standard terms
- Named to Fortune's inaugural **Modern Board 25** list

(1) As of 12/31/2021.

Select
Submarket Maps

South San Francisco Aerial



East Grand / Forbes Cluster
Existing: +/- 1.4M SF
73 Acres

Healthpeak Oyster Point Cluster
Existing +/- 1.9M SF
54 Acres

Sierra Point Cluster
Existing: +/- 1.2M SF
43 Acres

Pointe Grand

Nexus

Vantage

Vantage *Phase I*

The Cove

PEAK Oyster Point

The Towers

The Shore *Phase II*

The Shore *Phase I / III*

E. Grand Ave

Oyster Point Blvd

Active and future development and densification opportunities on ~170 acres of premium land we own and control provide a pathway to nearly double our South San Francisco life science holdings over the next decade-plus

Healthpeak PROPERTIES

Existing PEAK Operations   Active Developments   Development / Redevelopment / Densification Pipeline

San Diego Aerial



Callan Ridge Development

Vista Sorrento Future Development

Sorrento Gateway Development

Sorrento Mesa

Torrey Pines

The Boardwalk Development

University Towne Centre

Downtown

Existing Property

Active Development Site

Future Development Site

Healthpeak® PROPERTIES

West Cambridge Aerial



Cambridge Park Cluster
Existing: +/- 1.1M SF
18 acres

Route 2

Route 2

Cambridge Discovery Park

Footpath

Alewife Station

87 CPD

35 CPD

101 CPD

MBTA Railway

Mooney St. Parcels

67 Smith

110 / 125 Fawcett

68 Moulton

Alewife Cluster
36 acres of income-producing properties and future densification

Concord Ave. Campus

25 Spinelli

725 Concord

10 Fawcett

Concord Ave

N E S W

Assembled an additional 36 acres with future densification opportunity in Alewife to further our already market-leading position in Cambridge, which includes 18 acres at Cambridge Discovery Park and CambridgePark Drive

Healthpeak PROPERTIES

Existing PEAK Operations   Active Development   Development / Densification Pipeline



Healthpeak
PROPERTIES

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